UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transitional Period Ended:______________________

PART I - REGISTRANT INFORMATION

SMARTPAY EXPRESS, INC.
Full Name of Registrant

AXIOM III, INC.
Former Name if Applicable

No. 36 Banfu, Lishu Zhen, Nanhai District
Address of Principal Executive Office (Street and Number)

Foshan City, Guangdong Province, the People’s Republic of China 528200
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SmartPay Express, Inc. (the “Company”) is still working to complete the independent audit review of its financial statements for the period ended June 30, 2010, which are necessary in order to prepare its quarterly report on Form 10-Q. For the foregoing reason, the Company requires additional time in order to prepare and file its quarterly report on Form 10-Q for the period ended June 30, 2010.

The  Company does not expect significant changes in its results of operations as compared  to  the  prior  periods.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

      Ping Tang                          011 -86-757                        8878-1771
(Name)                      (Area Code)          (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SmartPay Express, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2010	By:	/s/ Ping Tang
Ping Tang
Chief Executive Officer